Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-XXXXX) and related Prospectus of BRT Apartments Corp. for the registration of shares of its common stock, shares of its preferred stock, warrants, and subscription rights and to the incorporation by reference therein of our report dated March 12, 2026, with respect to the consolidated financial statements of BRT Apartments Corp. included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
New York, NY
April 24, 2026